UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

CombiMatrix Corporation

(Name of Subject Company)

CombiMatrix Corporation

(Names of Persons Filing Statement)

Series F Warrants to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

20009T147

(CUSIP Number of Class of Securities)

Mark McDonough

President and Chief Executive Officer

CombiMatrix Corporation

300 Goddard, Suite 100

Irvine, CA 92618

(949) 753-0624

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Thomas Brida General Counsel Invitae Corporation 1400 16th Street San Francisco, CA 94103 (415) 350-3618	Mike Hird Patty M. DeGaetano Pillsbury Winthrop Shaw Pittman LLP 12255 El Camino Real, Suite 300 San Diego, CA 92130 (619) 234-5000	Mark McDonough President and Chief Executive Officer CombiMatrix Corporation 300 Goddard, Suite 100 Irvine, CA 92618 (949) 753-0624	Parker A. Schweich Stradling Yocca Carlson & Rauth, P.C. 660 Newport Center Drive, Suite 1600 Newport Beach, CA 92660 (949) 725-4000

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments and supplements hereto, this “Schedule 14D-9”) relates to the offer by Invitae Corporation, a Delaware corporation (“Invitae”), to exchange (the “Exchange Offer”) each outstanding Series F warrant (the “CombiMatrix Series F Warrants”) to acquire shares of common stock of CombiMatrix Corporation, a Delaware corporation (“CombiMatrix”), for shares of common stock, par value $0.0001 per share, of Invitae (the “Invitae Common Stock”), as disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as may be amended and supplemented from time to time, the “Schedule TO”), filed by Invitae with the Securities and Exchange Commission (the “SEC”) on September 13, 2017.

The terms and conditions of the Exchange Offer, as well as a description of CombiMatrix and other information required by Schedule 14D-9, are set forth in the prospectus/offer to exchange, dated September 13, 2017 (the “Prospectus/Offer to Exchange”), which is part of a Registration Statement on Form S-4 (File No. 333-220448) (the “Registration Statement”) that Invitae filed with the SEC on September 13, 2017, and which, with the related Letter of Transmittal filed as Exhibit 99.1 to the Registration Statement, together constitute the “Offer.” The Prospectus/Offer to Exchange is incorporated herein by reference in its entirety.

Pursuant to the Exchange Offer, each CombiMatrix Series F Warrant validly tendered and not withdrawn in the Exchange Offer will be exchanged for a number of shares of Invitae Common Stock (the “Warrant Exchange Ratio”) equal to 0.3056, which was calculated as the quotient (rounded to the nearest ten-thousandth) obtained by dividing $2.90 by the average closing price of $9.491 for shares of Invitae common stock on the NYSE for the immediately preceding period of 30 trading days prior to July 31, 2017, the date of the Agreement and Plan of Merger and Reorganization by and among Invitae, Coronado Merger Sub, Inc. and CombiMatrix.

Items 1 through 8.

All of the information in the Prospectus/Offer to Exchange, and any prospectus supplement or other amendment or supplement thereto related to the Exchange Offer hereafter filed with the SEC by Invitae, is hereby incorporated by reference into Items 1 through 8 of this Schedule 14D-9.

Item 9. Exhibits.

Exhibit No.	Description
(a)(1)(A)*	Schedule TO filed by Invitae Corporation.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Internal Revenue Service Form W-9 (included in Exhibit (a)(1)(A)).
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Letter to Clients.
(a)(1)(F)*	Form of Notice of Guaranteed Delivery.
(a)(2)*	Exhibit (a)(4) is incorporated by reference.
(a)(3)	Not applicable.
(a)(4)*	Prospectus/Offer to Exchange relating to shares of common stock of Invitae Corporation to be issued in the Exchange Offer.
(a)(5)	Not applicable.
(e)(1)*	Agreement and Plan of Merger and Reorganization, dated as of July 31, 2017, by and among Invitae Corporation, Coronado Merger Sub, Inc. and CombiMatrix Corporation (incorporated by reference to Exhibit 2.1 to Invitae’s Current Report on Form 8-K filed on August 1, 2017, and included as Annex A to Exhibit (a)(4)).
(e)(2)*	Form of Transaction Bonus Payout Agreement, dated as of July 31, 2017, entered into by and among CombiMatrix Corporation, Invitae Corporation and each of the outside directors of CombiMatrix.
(e)(3)*	Transaction Bonus Payout Agreement, dated as of July 31, 2017, by and among Invitae Corporation, CombiMatrix Corporation and Mark McDonough.
(e)(4)*	Transaction Bonus Payout Agreement, dated as of July 31, 2017, by and among Invitae Corporation, CombiMatrix Corporation and Scott R. Burell.
(e)(5)*	Independent Contractor Agreement, effective as of the closing of the Merger, by and between Invitae Corporation and Mark McDonough.
(e)(6)*	Independent Contractor Agreement, effective as of the closing of the Merger, by and between Invitae Corporation and Scott R. Burell.
(g)	Not applicable.

* Incorporated by reference to the Registration Statement or the Schedule TO.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMBIMATRIX CORPORATION

Dated: September 14, 2017	By:	/s/ SCOTT R. BURELL
	Name:	Scott R. Burell
	Title:	Chief Financial Officer